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SECURITIES ... ION

05039108

ANNUAL AU... T
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Scott & Co LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

1030 Salem Road
(No. and Street)

Union (City) New Jersey (State) 07083 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter E. Glodek C.F.O. (908) 688 - 0020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Norman Muller, C.P.A.
(Name — if individual, state last, first, middle name)

100 Harrison Street (Address) Verona (City) New Jersey (State) 07044 (Zip Code)

MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH., D.C. 185

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter E. Glodek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Scott & Co., L.L.C., as of December 31, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOT APPLICABLE

Walter E. Glodek
Signature

Walter E. Glodek C.F.O.
Title

JOHN AUSTIN, JR.
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Nov. 28, 2005
3/28/05
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORMAN MULLER
CERTIFIED PUBLIC ACCOUNTANT
100 HARRISON STREET
VERONA, NEW JERSEY 07044

February 25, 2005

NASD Regulation, Inc.
District 9
581 Main Street, 7th Floor
Woodbridge, NJ 07095

Gentlemen:

In order to be in compliance with the Securities and Exchange Commission SEC Rule 17a-5(d) (1), I am making the following statements:

1. Computation of Net Capital is part of Audit Report – Schedule 1

2. No Material differences exist in my audited computation of Net Capital and the client's focus part II A report, as of December 31, 2004.

3. No material inadequacies existed in my review of William Scott & Co., L.L.C.'s internal accounting controls, accounting systems, and procedures for the year ended December 31, 2004.

Sincerely,

Norman Muller

Norman Muller, C.P.A.

William Scott & Co., L.L.C.

Audited Financial Statements
for the Year Ended December 31, 2004

Norman Muller
Certified Public Accountant
100 Harrison Street
Verona, New Jersey 07044
973-857-2330

Independent Auditor's Report

Board of Directors
William Scott & Co., L.L.C.

I have audited the accompanying statement of financial condition of William Scott & Co., L.L.C. as of December 31, 2004 and the related statements of income, changes in capital, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William Scott & Co., L.L.C. as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norman Muller

Verona, New Jersey
February 25, 2005

Norman Muller, C.P.A.

William Scott & Co., L.L.C.
Statement of Financial Condition
December 31, 2004

ASSETS

Assets	
Cash	$12,977
Receivable from Broker and Dealer	188,118
Furniture and Equipment, at cost, Less Accumulated Depreciation of $22,862	4,776
Other Assets	26,760
Total Assets	$232,631

LIABILITIES AND CAPITAL

Liabilities	
Accounts Payable, accrued expenses & other liabilities	$24,124
Accrued Claims & Fines	29,959
Commissions Payable	49,689
Total Liabilities	103,772
Capital	
Paid in Capital (Note 2)	213,643
Net(Loss) (Note 3)	(84,784)
Total Capital (Exhibit C)	128,859
Total Liabilities and Capital	$232,631

The accompanying notes are an integral part of these financial statements

Exhibit A

William Scott & Co., L.L.C.
Statement of Income
For the Year Ended December 31, 2004

Revenues	
Commissions Securities	$963,448
Commissions Options	335,890
Mutual Fund Commissions	30,525
Gain or Loss Error Account	(1,543)
Consulting Fees	55,716
Other	56,413
Total Revenues	1,440,449
Expenses	
Officer's Salaries	124,500
Employee Compensation	93,466
Commissions	521,044
Claims and Arbitrations (Note 8)	161,527
Payroll Taxes and Benefits	124,716
Communications	25,103
Occupancy and Related Costs	77,612
Equipment Rental	1,916
Regulatory Fees and Expenses	45,019
Ticket Charges	52,514
Bad Debts	28,743
Quote Service	34,494
Legal and Accounting	94,841
Office and Related Expenses	76,692
Other Operating Expenses	63,046
Total Expenses	1,525,233
Net Loss (Note 3)	$(84,784)

The accompanying notes are an integral part of these financial statements

Exhibit B

William Scott & Co., L.L.C.
Statement of Changes in Capital
For the Year Ended December 31, 2004

	Capital Account
Balance at January 1, 2004	$213,643
Less:	
Net Loss for the Year Ended December 31, 2004 (Exhibit B)	(84,784)
Balance at December 31, 2004 (Exhibit A)	$128,859

The accompanying notes are an integral part of these financial statements

Exhibit C

William Scott & Co., L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flow From Operating Activities	
Net Loss From Operations (Exhibit B)	$(84,784)
Non-Cash Items Include Above	
Depreciation	3,184
Net change in Receivable From Brokers & Dealers	63,076
Net change in Commissions Payable, Accounts Payable and Accrued Expenses	(31,595)
Net changes in Other Assets	46,470
Net Cash Provided by Operating Activities	(3,649)
Cash and Cash Equivalents at Beginning of Year	16,626
Cash and Cash Equivalents at End of Year	$12,977

The accompanying notes are an integral part of these financial statements

Exhibit D

William Scott & Co., L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2004

Net Capital	
Total Capital (Exhibit C)	$128,859
Deduction for Non-Allowable Assets	(31,885)
Net Capital (Note 4)	$96,974

The accompanying notes are an integral part of these financial statements

Schedule 1

William Scott & Co., L.L.C.
Notes to Financial Statements
For the Year Ended December 31, 2004

1. Significant Accounting Policies
   a. Security transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

   b. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   c. Depreciation is provided on a modified accelerated cost recovery system (MACRS) over 5 years.

2. Capital Structure

   On February 2, 1995, William Scott & Co., Inc. was merged into William Scott & Co., L.L.C., a New Jersey Limited Liability Company. This change in corporate structure was affected to accommodate the creation of a holding company (William Scott Holdings, L.L.C.) which owns 99 % of William Scott & Co., L.L.C.

3. Allocation and Distribution of Net Loss for 2004

   The Officers of William Scott Holdings, L.L.C. agreed that the net loss of William Scott & Co., L.L.C., for the year ended December 31, 2004 of $(84,784) would be distributed to William Scott Holdings, L.L.C. and individuals on December 31, 2004.

	F.Y.E. 12-31-03	F.Y.E. 12-31-04
99% to William Scott Holdings L.L.C.	$(14,550)	$(83,836)
1% to individuals	(147)	(948)
Total	$(14,697)	$(84,784)

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 the company had net capital of $96,974 which was $46,974 in excess of its required net capital of $50,000. The company's net capital ratio was 1.17 to 1.00.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liablities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Lease Commitments

William Scott & Co., L.L.C. currently leases its office for $3,000 per month. The three year lease expires December 31, 2005. Total rent expense for December 31, 2004 was $36,000. In addition, the company is leasing equipment for $159 per month over a three year period. The table below shows the future minimum lease payments due under non-cancelable operating leases at December 31, 2004.

	Year Ended December 31, 2005
Operating Leases	$37,908

7. Contingent Liabilities

The company has been named in a non-investment related civil matter pertaining to the private activities of an individual who was employed by the company. The transactions which are the subject of this non-investment related civil matter are solely between the plaintiff and this individual and entirely unrelated to his employment or his status as an employee. The employee was terminated during the year.

8. Claims, Arbitrations, Fines and Fees

The company has settled various claims, arbitrations, fines and fees amounting to $161,527. In addition, the officers of the company are responsible for $16,566 for which they signed for personally. This resulted from the settlement with the NASD dated July 26, 2002. This $16,566 is not reflected in these financial statements.

9. 401(K) Retirement Plan

The company adopted a 401(K) plan on December 13, 1999. The effective date of the plan is January 7, 2000. To be eligible you must have completed one year of service. The Board of Directors agreed that no deduction for the 401(K) would be taken from the employees earnings for the year ended December 31, 2004 and no employer contribution was made for 2004.

10. Related Parties

The company executes trades for Excalibur Investment Fund I, L.P., which has similar ownership to the company. The commission income generated from Excalibur Investment Fund I, L.P. for the year was approximately $31,800 or 2.44% of its commission income.